Exhibit 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement No. 333-229744 on Form F-10 of Emerald Health Therapeutics, Inc. (the “Company”) and to the use of our reports dated April 30, 2019 relating to the consolidated financial statements as of and for the year ended December 31, 2018 (which report expresses an unqualified opinion and includes an explanatory paragraph related to the Company’s going concern), and March 29, 2018 relating to the consolidated financial statements as of and for the year ended December 31, 2017 of the Company appearing in this Annual Report on Form 40-F.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada

April 30, 2019